Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Proactive Investors

September 28, 2020

Kyle Detwiler

Christine Corrado [00:00:02] Thanks so much for watching. Proactive. New York. I'm Christine Corrado. With me right now is Kyle Detweiler, CEO at Clever Leads. Kyle, it's so great to meet you. How are you doing?

Kyle Detwiler [00:00:13] Well, I'm good. Thanks.

Christine Corrado [00:00:16] Lots to talk about today. But first, can you just give us introduction the company?

Kyle Detwiler [00:00:22] Of course,Clever Leaves is a fairly substantial international cannabis operator. We are a federally legal business. Our largest operations are in Colombia, Portugal, Germany. And we also have nutraceutical operations in the United States. So we are one of the the largest, lowest cost manufacturers of pharmaceutical grade cannabis in this in the world.

Christine Corrado [00:00:45] Can you tell me a bit more about your business strategy going forward? It seems like you're very much vertically integrated.

Kyle Detwiler [00:00:52] Absolutely. I think the cornerstone of our strategy is that, you know, we think that the basis for Clever Leaves is a very simple idea, and that is that cannabis production today has been built first where it was legal, not necessarily where it was economical or environmentally friendly. So we wanted to maybe skip ahead of the curve a little bit. And before, you know, companies start talking about offshoring their production or sending to low cost regions, we decided we would go down to Latin America and Colombia and build the world's first EUGMP certified operation in that environment with an operating cost that's approximately 90 percent lower than our peers. So hopefully we're going to help the entire industry grow by lowering the costs and passing those benefits on to to our customers, which are generally other cannabis, companies or cannabis brands that are trying to sell those products downstream.

Christine Corrado [00:01:43] And speaking of Columbia, I know the government recently giving some kind of designation. What does that mean to you?

Kyle Detwiler [00:01:49] Yes, sure. So the Colombian government designated Clever Leaves as a project of national and strategic importance. And I think really what that shows is that the Colombian government cares very passionately about making sure the cannabis industry in Colombia succeeds. And today, it's been a bit of a slow start, but this national designation should help us have preferred access or professionals at the various ministries around which we need permits or quotas or other sorts of regulatory system. So it's really just a sign from the government that they're going to do whatever they can to make sure that Clever Leaves has the best chance to compete against other international operators out there on the market.

Christine Corrado [00:02:35] And in terms of catalysts that investors look ahead, I know that you recently announced a potential merger with a company called Schultz Special Purpose Acquisition. This is a special purpose acquisition company. Can you kind of explain, well, why you're pursuing this type of strategy instead of a traditional IPO?

Kyle Detwiler [00:02:54] Of course, Clever Leaves has been thinking about a public listing for some period of time. And, you know, we didn't want to rush in. We wanted to wait until the company was mature enough. But once we made that decision, we want move rather rather quickly. And the SPAC offers a a tangible and more concrete solution than a traditional public offering. And, you know, we got along really well with the team at Schultz. And so we were able to set up a transaction which we think might raise more capital and might traditionally be available to to an IPO. So I think this SPAC provides a bit more certainty around the transaction compared to a traditional IPO.

Christine Corrado [00:03:39] We did see, as reported by The Wall Street Journal last week, S.E.C. Chairman Jay Clayton said we would examine how sponsors of blank check companies disclose their ownership and how any compensation is tied to the acquisition. Does that concern you at all?

Kyle Detwiler [00:03:55] You know, I'm not a member of this SPAC, and so I wouldn't have any concerns about that per se. But I think we've had a very transparent dialog with SAMA, which is the SAMA is the ticker up SPAC which we're involved. So I think we have a pretty clear understanding of their incentives. You know, they're not shareholders of Clever Leaves today. So it feels like it's a pretty arm's length transaction.

Christine Corrado [00:04:19] So if and when this acquisition does happen, this merger does happen. What will use the funds that you raise towards?

Kyle Detwiler [00:04:28] Fortunately, Clever Leaves has a substantial asset base that we've already amassed, Clever Leaves has raised one hundred and twenty five million dollars U.S. capital. So we have a number of leading institutional investors back us this far. So we're very, very close to the promised land or free cash flow positive, so to speak. So we need a little bit of capital just to continue to to ramp the operation and commercialize the assets that we've put in place. But we would like to expand a little bit. Notably, we'd like to expand our European operations. You know, back in August, we became one of the few companies just actually authorized in the continent of Europe to produce medical cannabis flower products. So we would like to scale that operation up a bit. And then, you know, really, the rest of the cash were really leaving a little bit for the proverbial rainy day, but potentially because of the valuation opportunities in the sector, there might be some pretty interesting M&A options.

Christine Corrado [00:05:29] Lots of authority until that. Last thing before I let you out, before I let you go. You did spend your career as an investment banker. What kind of attracted you to cannabis?

Kyle Detwiler [00:05:39] Yeah. I spent most of my time at KKR and the Blackstone Group and I was focusing on health care investments and natural resource investments. It was actually my travels to the sugar fields of Brazil where I sort of realized the theme that was interesting about agricultural investing would apply here to cannabis. You know, it's only for this moment in time that people are building Canadian cannabis operations in Canada. Right. Name an avocado farm that you know, in Canada. Right. You know, Colombia is where that plant grows naturally. So just like, you know, sugar is is probably more environmentally friendly to be produced in Brazil than many other locations. You know, it was sort of that, you know, Steve Jobs connect the dots idea that, you know, we should maybe try to come up with that that that that equivalant play in cannabis.

Christine Corrado [00:06:28] I'll look forward to following your advancements here. Kyle, thank you so much for the time.

Kyle Detwiler [00:06:33] Thank you.

Additional Information and Where to Find It

In connection with the proposed business combination between Schultze Special Purpose Acquisition Corp. (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA's and Clever Leaves' inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves' ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA's most recent filings with the SEC and is contained in the Registration Statement, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

3